UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Research Solutions, Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

761025105

(CUSIP Number)

Peter Derycz c/o Research Solutions, Inc. 10624 S. Eastern Ave., Ste. A-614 Henderson, NV 89052 (310) 477-0354	Amy Wang, Esq. Bristol Capital Advisors, LLC 555 Marin Street, Suite 140 Thousand Oaks, CA 91360 (310) 331-8480

KENNETH MANTEL, ESQ.

THOMAS FLEMING, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761025105

1	NAME OF REPORTING PERSON

Peter Derycz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,329,822
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,329,822
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,329,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP No. 761025105

1	NAME OF REPORTING PERSON

Bristol Investment Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,582,108
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,582,108
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,582,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 761025105

1	NAME OF REPORTING PERSON

Bristol Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,582,108
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,582,108
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,582,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 761025105

1	NAME OF REPORTING PERSON

Paul Kessler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,592,108
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,592,108
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,592,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 761025105

1	NAME OF REPORTING PERSON

Janice Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,200
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 761025105

1	NAME OF REPORTING PERSON

Andrew Ritter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 761025105

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Peter Derycz, Executive Chairman of the Company, with respect to the Shares beneficially owned by him;

(ii)	Bristol Investment Fund, Ltd., a Cayman Islands exempted company (“Bristol Fund”), with respect to the Shares directly owned by it;

(iii)	Bristol Capital Advisors, LLC, a Delaware limited liability company (“Bristol Advisors”), as the investment advisor of Bristol Fund;

(iv)	Paul Kessler (together with Bristol Fund and Bristol Advisors, “Bristol”), with respect to the Shares beneficially owned by him and as manager and Chief Executive Officer of Bristol Advisors;

(v)	Janice Peterson, with respect to the Shares beneficially owned by her, and as a nominee for the Board; and

(vi)	Andrew Ritter, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of Mr. Derycz is c/o Research Solutions, Inc., 10624 S. Eastern Ave., Ste. A-614, Henderson, Nevada 89052. The principal business address of Bristol Fund is Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-1205, Cayman Islands. The principal business address of Bristol Advisors and Mr. Kessler is 555 Marin Street, Suite 140, Thousand Oaks, California 91360. The principal business address of Ms. Peterson is 4057 Hilldale Rd., San Diego, CA 92116. The principal business address of Mr. Ritter is 898 North Pacific Coast Hwy, Suite 50, El Segundo, CA 90245.

(c)       The principal occupation of Mr. Derycz is serving as Executive Chairman of the Company. The principal business of Bristol Fund is investing in securities. The principal business of Bristol Advisors is serving as the investment advisor of Bristol Fund. The principal occupation of Mr. Kessler is serving as manager and Chief Executive Officer of Bristol Advisors. Ms. Peterson is currently retired. The principal occupation of Mr. Ritter is serving as General Partner for Darlington Group LLC. The principal occupation of the persons listed on Schedule A is set forth therein.

(d)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

8

CUSIP No. 761025105

(e)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Messrs. Derycz, Kessler, Ritter and Ms. Peterson are citizens of the United States of America. Bristol Fund is incorporated under the laws of the Cayman Islands. Bristol Advisors is incorporated under the laws of the State of Delaware. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented and amended to add the following:

The Shares beneficially owned by Ms. Peterson were acquired with personal funds in a private transaction with the Company. The aggregate purchase price of the 1,200 Shares purchased by Ms. Peterson is approximately $1,500, excluding brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On August 16, 2023, Mr. Derycz delivered a letter to the Company (the “Nomination Letter”) nominating a slate of four (4) highly-qualified candidates, including Peter Derycz, Paul Kessler, Janice Peterson and Andrew Ritter (collectively, the “Nominees”), for election to the Company’s board of directors (the “Board”) at the 2023 annual meeting of stockholders (the “Annual Meeting”).

The Reporting Persons have engaged, and intend to continue to engage, in discussions with the Company regarding a mutually agreeable resolution of the election contest.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 29,500,764 Shares outstanding, which is the total number of Shares outstanding as of May 5, 2023, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2023.

A.	Mr. Derycz
(a)	As of the date hereof, Mr. Derycz beneficially owned directly 3,329,822 Shares.

Percentage: Approximately 11.3%

(b)	1. Sole power to vote or direct vote: 3,329,822
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,329,822
4. Shared power to dispose or direct the disposition: 0

9

CUSIP No. 761025105

(c)	Mr. Derycz has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
B.	Bristol Fund
(a)	As of the date hereof, Bristol Fund beneficially owned 2,582,108 Shares.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 2,582,108
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,582,108
4. Shared power to dispose or direct the disposition: 0

(c)	Bristol Fund has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
C.	Bristol Advisors
(a)	Bristol Advisors, as the investment advisor of Bristol Fund with the power to vote and dispose of the Shares owned by Bristol Fund, may be deemed the beneficial owner of the 2,582,108 Shares beneficially owned by Bristol Fund.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 2,582,108
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,582,108
4. Shared power to dispose or direct the disposition: 0

(c)	Bristol Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
D.	Mr. Kessler
(a)	As of the date hereof, Mr. Kessler (i) beneficially owned directly 10,000 Shares held in an IRA account of which he is the beneficiary and (ii) as manager and Chief Executive Officer of Bristol Advisors with the power to vote and dispose of the Shares owned by Bristol Fund due to his relationship with Bristol Advisors, may be deemed the beneficial owner of the 2,582,108 Shares owned by Bristol Fund.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 2,592,108
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,592,108
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Kessler has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
10

CUSIP No. 761025105

E.	Ms. Peterson
(a)	As of the date hereof, Ms. Peterson beneficially owned directly 1,200 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,200 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,200 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Peterson has not entered into any transactions in the Shares during the past sixty days.
F.	Mr. Ritter
(a)	As of the date hereof, Mr. Ritter does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ritter has not entered into any transactions in the Shares during the past sixty days.

Each of the Reporting Persons may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 5,923,130 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 20.1% of the outstanding Shares. The filing of this Amendment No. 6 to the Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Company that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 16, 2023, the Reporting Persons (collectively, the “Group”) entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) pursuant to which the parties agreed, among other things, the members of the Group agreed (a) to the extent required by applicable law, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) to solicit proxies for the election of the nominees nominated by the Group at the Annual Meeting, (c) not to transact in securities of the Company without the prior written consent of Bristol and Mr. Derycz, subject to certain exceptions, (d) that any SEC filing, press release, public shareholder communication or Company communication proposed to be made or issued by the Group or any member of the Group in connection with the Group’s activities shall be mutually agreeable to Bristol and Mr. Derycz, and (e) that Mr. Derycz and Bristol Fund agree to jointly pay all out-of-pocket costs and expenses incurred in connection with the Group’s activities based on Mr. Derycz’s and Bristol’s pro rata share of their aggregate ownership of Shares, which shall be advanced by Bristol Fund and repaid by Mr. Derycz pursuant to the terms of the Joint Filing and Solicitation Agreement. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

11

CUSIP No. 761025105

Each of Mr. Ritter and Ms. Peterson has granted Messrs. Derycz and Kessler a power of attorney (collectively, the “POAs”) to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Company’s shareholders in connection with the Annual Meeting and any other related transactions. A form of POA is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement, dated August 16, 2023.
99.2	Form of POA.

12

CUSIP No. 761025105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2023

/s/ Peter Derycz
PETER DERYCZ

BRISTOL INVESTMENT FUND, LTD.

By:	/s/ Paul Kessler
	Name:	Paul Kessler
	Title:	Director

BRISTOL CAPITAL ADVISORS, LLC

By:	/s/ Paul Kessler
	Name:	Paul Kessler
	Title:	Manager and Chief Executive Officer

/s/ Paul Kessler
PAUL KESSLER Individually and as attorney-in-fact for Janice Peterson and Andrew Ritter

13

CUSIP No. 761025105

SCHEDULE A

Directors and Officers of Bristol Investment Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Paul Kessler* Director
Michael Breen Director	Chief Executive Officer of GT Biopharma, Inc.	c/o GT Biopharma, Inc., 8000 Marina Blvd, Suite 100, Brisbane, CA 94005	Ireland
Richard McKilligan Director	Chief Financial Officer and Counsel of Malachite Innovations, Inc.	c/o Malachite Innovations, Inc., 200 Park Avenue, Suite 400, Cleveland, OH 44122	United States of America

* Mr. Kessler is a Reporting Person and, as such, the information with respect to him called for by the Schedule 13D is set forth therein.